Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation

InterDent Service Corporation	Washington
Including the following wholly-owned subsidiaries:
Capital Dental Care, Inc.	Oregon
Dedicated Dental Systems, Inc.	California
Managed Dental Care of Oregon, Inc.	Oregon